SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SELECTED TO THE 2015 TSX VENTURE 50® - A

COLLECTION OF THE STRONGEST COMPANIES ON THE

TSX VENTURE EXCHANGE

February 11th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that it has been selected to the 2015 TSX Venture 50® in a ranking announced on Wednesday, February 11, 2015.

Snipp was listed as the No. 3 top performing company in the Technology & Life Sciences sector. The TSX Venture 50® are the top 10 companies listed on the TSX Venture Exchange in each of five major industry sectors – mining, oil & gas, technology & life sciences, diversified industries and clean technology – based on a ranking formula with equal weighting given to return on investment, market cap growth, trading volume and analyst coverage. All data was as of December 31, 2014.

Every year, the TSX Venture 50® ranks the strongest companies on TSXV by share price, trading volume, market capitalization and analyst coverage. The winning companies have seen impressive growth over the past year, offered strong return to their shareholders and are actively traded in the market.

Atul Sabharwal, CEO of Snipp, said, “We are pleased and honored to have received a ranking in the 2015 TSX Venture 50®. It is a testament to the hard work of our team and the strength of our promotions solutions portfolio. I would also like to thank our clients and shareholders and look forward to continue growing our business and providing value to them.”

Please visit the all-new Snipp website at www.snipp.com for more information.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.